Swedesboro Brewing Company LLC

ANNUAL REPORT

2020

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Swedesboro Brewing Company, LLC, a New Jersey Limited Liability Company (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

OFFERING SUMMARY

Issuer Name	Swedesboro Brewing Company LLC
Offering Amount	$120,600

COMPANY OVERVIEW

Swedesboro Brewing Company (SBC) is a taproom brewery based in South Jersey, specifically Gloucester County, New Jersey (NJ). It is the first brewery established in Swedesboro and the immediate surrounding area of Woolwich Township. Swedesboro is home to over 2,500 people and Woolwich Township has a population of approximately 12,500 people. Collectively, this area of South Jersey has grown by more than 20% over the last decade, as compared with a modest 2.5% increase in the NJ population overall. Additionally, approximately one-third (32.5%) of residents of Swedesboro and Woolwich Township are between the ages of 25 and 44 years, which is the average age range of regular craft beer drinkers in the United States. These data indicate that the geographic area in which SBC resides is a ripe demographic target for the craft brewing industry.

Swedesboro Brewing Company strives to produce exceptional beer of the highest quality that is rooted in the rich history of traditional brewing. Our craft beers are inspired by the unique history of Swedesboro and each beer has its own backstory that pays homage to the area. The company's current product line of eleven (11) beers includes traditional beer styles, such as Lager and Pilsner, as well as top styles that are flourishing in the marketplace, including American-Style IPA and Juicy (Hazy) IPA, with plans to add more beer styles in the near future. Each beer is hand-crafted using time-honored methodologies, state-of-the-art brewing equipment, and the finest natural ingredients from the tri-state area and around the world.

The target customers for SBC are men and women of legal-drinking age that are already regular craft beer drinkers and those who have an affinity for historic beer styles, as well as food and beverage businesses that sell beer for dining or retail. Using a multi-tiered method, SBC sells directly to customers through on-site taproom sales and carry-outs at the brewery, and sell indirectly through self-distribution to retailers including restaurants, bars, and liquor stores. Although SBC originally planned to generate approximately 60% of beers sales directly from taproom sales, with the advent of the COVID-19 pandemic, the SBC business model has changed to generate approximately 75% of beer sales from carry-outs (e.g., cans, crowlers, and online purchases) and local distribution, with the other 25% generated from in-person taproom sales. Notwithstanding the unfortunate occurrence of the pandemic, this presents a serendipitous opportunity for SBC to increase beer sales in the culinary industry and to reach regional communities with expanded distribution as well.

COMPANY ELIGIBILITY

Name of issuer: Swedesboro Brewing Company LLC
State of Organization: NJ
Date Company Was Formed: 7/31/2019
Type of Company: LLC
Physical Address: 71 Ferrell Rd, Mullica Hill, NJ, 08062

Web Address: https://www.swedesborobrewing.com
# of Employees: 4

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Marvin Bowe	LLC Ownership	60.0%
Kevin Bain	LLC Ownership	40.0%

The above is the only ownership outstanding for the company. The ownership interests of a New Jersey Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Marvin Bowe
Employer: Swedesboro Brewing Company
Title: Co-Founder & Taproom Manager
Dates of service: 2019 – present
Key Responsibilities: Manages the taproom (tasting room)

Marvin Bowe manages the taproom, marketing/branding, event planning and retail operations. Marvin's professional experiences have always been customer oriented. From his experience in retail, including serving ice cream and sandwiches at his neighborhood deli through high school to managing a chain of high-end watch stores through college, to a 25+ year career in marketing and advertising, he has a plethora of experience needed to proudly serve the community of Swedesboro. Marvin's experience with brewing started back in college and continues in his home bar to this day, although he admits that it's time to graduate to the next level.

Previous Experience:
01/2020-Current: Managing Director of Biophilia Partners, Advertising Agency
05/2005-11/2019: EVP, Managing Director, Syneos Health, Advertising Agency

For additional info see LinkedIn page: https://www.linkedin.com/in/marvinbowe/

Kevin Bain
Employer: Swedesboro Brewing Company
Title: Co-Founder & Brewhouse Manager
Dates of service: 2019 – present
Key Responsibilities: Manages the brewhouse (production)

Kevin Bain manages brewhouse operations, company financials, and brewery regulations. In addition to decades of experience with home brewing, Kevin has had a 20-year career as an allied healthcare professional, research scientist, and healthcare educator, as well as been in numerous senior leadership roles including Vice President, Senior Vice President, and Associate Chief. From his didactic scientific training to his clinical practice and leadership experience, Kevin has the skills needed to produce beer of the highest quality for the community of Swedesboro.

Previous Experience:
01/2020-Current: Medical Director of Biophilia Partners, Advertising Agency
06/2015-12/2019: SVP, Applied Precision Pharmacotherapy Institute (APPI), Tabula Rasa HealthCare

For additional info see LinkedIn page: https://www.linkedin.com/in/kevin-bain-612a789/

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>You Might Lose Your Money</u>
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

<u>COVID-19 Might Have a Negative Material Effect on the Company</u>
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and (as of this writing) unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

<u>No Operating History</u>
The Company has not yet begun operations, giving investors limited information to evaluate the investment.

<u>Competition</u>

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk
The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral
Although investors will have a blanket lien on the assets of the Company, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money
The Notes are being personally guaranteed by Kevin Bain. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

Dram Shop Liability Risk

The Company plans to serve alcoholic beverages on its premises, subject to local, state and federal laws and regulations. Under law, if an establishment serves alcoholic beverages to a visibly intoxicated person, that establishment (in this case, the Company) is liable for any damages caused by that person, even if these damages occur outside of Company property, or a time subsequent to the service of alcoholic beverages to that person (this is known as Dram Shop liability). The Company could be subject to legal liability if the persons or entities so injured sue the Company and the resulting liability is not covered by insurance.

Social Host Liability Risk

Insofar as the Company plans to serve alcoholic beverages on its premises, it incurs the risk that it might serve these beverages to minors, either knowingly or unknowingly. If this occurs, the Company or its employees might be subject to criminal penalties or arrest, impeding their ability to operate the Company or damaging the Company's brand or reputation. Moreover, the Company might be liable for any damages not covered by insurance caused by an underage person under the influence of alcohol, to the extent that the Company or its employees knowingly served alcohol to an underage person.

Premises Liability Risk

The Company plans to serve beer at a physical tap room. Even if the Company complies with all applicable laws and regulations concerning the service of alcoholic beverages, and even if nobody at its events consumes alcohol, customers might become injured due to the negligence of the Company. For example, customers might fall because the taproom was constructed improperly. If the customers so injured sue the Company, the resulting liability might not be covered by insurance.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

   n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

   None

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*

2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

This statement is true

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the SEC;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the Commission;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i) at the time of the filing of this offering statement bars the person from:

a) association with an entity regulated by such commission, authority, agency or officer;
b) engaging in the business of securities, insurance or banking;
c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal

Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://app.honeycombcredit.com/en/projects/11945-Swedesboro-Brewing-Company

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

Besides the loan obtained through the crowdfunding portal operated by Honeycomb Portal LLC, as detailed below, the Issuer has no outstanding debt obligations.

Crowdfunding Loan

Creditor: Honeycomb

Loan Amount: $120,600.00

Interest Rate: 9.5%

Commencement Date: February 7, 2021

Repayment Schedule: $3,863.17 Monthly

Amort Term: 36 Months

Total Amount to be Paid: $139,074.25

Swedesboro Brewing Co.

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Swedesboro Brewing Co. (0476)	-26,841.16
TD Bank Checking	50,029.00
Total Bank Accounts	**$23,187.84**
Other Current Assets	
12000 Inventory	
12050 Ingredients	2,742.44
12080 Packaging	437.00
Total 12000 Inventory	**3,179.44**
13000 Inventory Asset	289,104.23
Total Other Current Assets	**$292,283.67**
Total Current Assets	**$315,471.51**
TOTAL ASSETS	**$315,471.51**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	494.75
Total Accounts Payable	**$494.75**
Credit Cards	
20100 Discover Card (4718)	17,264.74
Total Credit Cards	**$17,264.74**
Other Current Liabilities	
21000 Direct Deposit Payable	1,596.95
22000 Payroll Liabilities	
22200 Federal Taxes (941/944)	926.78
22400 Federal Unemployment (940)	44.30
22600 NJ Income Tax	109.62
22800 NJ Quarterly Taxes	573.89
Total 22000 Payroll Liabilities	**1,654.59**
25000 New Jersey Department of Revenue Payable	0.00
Total Other Current Liabilities	**$3,251.54**
Total Current Liabilities	**$21,011.03**
Total Liabilities	**$21,011.03**
Equity	
30100 Opening Balance Equity	550.72
32000 Owner's Investment	425,100.00
35000 Retained Earnings	241.58
Net Income	-131,431.82
Total Equity	**$294,460.48**
TOTAL LIABILITIES AND EQUITY	**$315,471.51**

2020 Cash Flow Statement

Swedesboro Brewing Co.

STATEMENT OF CASH FLOWS

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-131,431.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12050 Inventory:Ingredients	-2,742.44
12080 Inventory:Packaging	-437.00
13000 Inventory Asset	-289,104.23
Accounts Payable (A/P)	494.75
20100 Discover Card (4718)	17,264.74
21000 Direct Deposit Payable	1,596.95
22200 Payroll Liabilities:Federal Taxes (941/944)	926.78
22400 Payroll Liabilities:Federal Unemployment (940)	44.30
22600 Payroll Liabilities:NJ Income Tax	109.62
22800 Payroll Liabilities:NJ Quarterly Taxes	573.89
25000 New Jersey Department of Revenue Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-271,272.64**
Net cash provided by operating activities	**$ -402,704.46**
FINANCING ACTIVITIES	
30100 Opening Balance Equity	550.72
32000 Owner's Investment	125,100.00
Net cash provided by financing activities	**$125,650.72**
NET CASH INCREASE FOR PERIOD	**$ -277,053.74**
Cash at beginning of period	300,241.58
CASH AT END OF PERIOD	**$23,187.84**

Swedesboro Brewing Co.

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
44000 Uncategorized Income	42,417.00
Total Income	**$42,417.00**
GROSS PROFIT	**$42,417.00**
Expenses	
60000 Advertising & Marketing	5,331.70
60800 Bank Charges & Fees	261.00
61000 Beer Labels	54.79
61400 Car & Truck	555.22
61800 Contractors	76,141.19
62400 Insurance	2,456.41
62800 Interest Paid	148.15
63000 Job Supplies	21,893.74
63400 Legal & Professional Services	19,691.77
63800 Meals & Entertainment	116.75
64000 Memberships & Subscriptions	1,919.77
64400 Office Supplies & Software	1,574.00
65000 Reimbursable Expenses	149.44
65400 Rent & Lease	18,409.26
65800 Repairs & Maintenance	1,100.00
66400 Taxes & Licenses	4,453.36
67000 Uncategorized Expense	838.43
67400 Utilities	2,317.07
68000 Payroll Expenses	
68100 Taxes	1,770.98
68200 Wages	15,768.64
Total 68000 Payroll Expenses	**17,539.62**
Total Expenses	**$174,951.67**
NET OPERATING INCOME	**$ -132,534.67**
Other Income	
70100 Interest Earned	1,102.85
72000 Other Miscellaneous Income	0.48
Total Other Income	**$1,103.33**
Other Expenses	
80100 Other Miscellaneous Expense	0.48
Total Other Expenses	**$0.48**
NET OTHER INCOME	**$1,102.85**
NET INCOME	**$ -131,431.82**

Disclosure

There have been no changes to ownership of Swedesboro Brewing Company in the past year.

OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Kevin Bain

_____

Kevin Bain